SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

UNITED CONTINENTAL HOLDINGS, INC.

(Name of Subject Company and Filing Persons (Issuer))

5% Senior Convertible Notes due 2021

(Title of Class of Securities)

902549 AE 4

(CUSIP Numbers of Class of Securities)

Zane C. Rowe

Executive Vice President and Chief Financial Officer

77 West Wacker Drive

Chicago, Illinois 60601

(312) 997-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Filing Person)

COPIES TO:

Gillian A. Hobson

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, Texas 77002-6760

(713) 758-2222

CALCULATION OF FILING FEE

Transaction Valuation (*)	Amount of Filing Fee**
$149,646,114	$10,669.77
*

Calculated solely for purposes of determining the filing fee. The purchase price of the 5% Senior Convertible Notes due 2021 (the “Notes”), as described herein, is $1,000 per $1,000 principal amount of the Notes, plus accrued and unpaid interest to, but not including, the repurchase date. As of December 22, 2010, there was $149,646,114 in aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $149,646,114.

**

 The amount of the filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $71.30 for each $1,000,000 of the value of the transaction. The filing fee was paid on December 23, 2010 in connection with the filing by United Continental Holdings, Inc. of the original Schedule TO.

☑

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $10,669.77	Filing Party: United Continental Holdings, Inc.
Form or Registration No.: Schedule TO	Date Filed: December 23, 2010

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.	☐	going-private transaction subject to Rule 13e-3.
☑	issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13D under Rule 13d-2.

   Check the following box if the filing is a final amendment reporting the results of the tender offer:         ☑

INTRODUCTORY STATEMENT

This Amendment No. 1 is an amendment to the Tender Offer Statement on Schedule TO (the “Schedule TO”) initially filed with the Securities and Exchange Commission on December 23, 2010 by United Continental Holdings, Inc. (the “Company”) with respect to the rights of each holder (each, a “Holder”) of the Notes to sell and the obligation of the Company to repurchase the Notes, as set forth in the Company Notice to Holders of the 5% Convertible Notes due 2021, dated December 23, 2010 (the “Company Notice”), and the related notice materials filed as exhibits to the Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Option Documents”).

This Amendment No. 1 is being filed by the Company to amend and supplement certain provisions of the Schedule TO to the extent set forth herein.

This Amendment No. 1 is intended to satisfy the disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following language:

The Holders’ right to surrender their Notes for purchase (the “Put Option”) by the Company pursuant to the Option Documents expired at 5:00 p.m., New York City time, on January 31, 2011 (the “Expiration Date”). The Company has been advised by The Bank of New York Mellon Trust Company, N.A., as paying agent (the “Paying Agent”), that Notes in an aggregate principal amount of $147,695,498 were validly surrendered and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date. The Company has accepted for purchase all of these Notes for a purchase price of $1,000 in cash per $1,000 principal amount, plus accrued and unpaid interest to, but not including, February 1, 2011, the repurchase date for the Put Option. The Company has delivered the aggregate purchase price of $148,331,409.17 for the accepted Notes, which includes accrued and unpaid interest, to the Paying Agent for distribution to the Holders. Following the Company’s purchase of the Notes pursuant to the Put Option, $1,950,616 in aggregate principal amount of the Notes remains outstanding.

Item 12. Exhibits.

Item 12 of Schedule TO is hereby amended and supplemented by adding the following language:

Exhibit Number	Description
(a)(1)	Company Notice to Holders of the 5% Senior Convertible Notes due 2021, dated December 23, 2010.*

(a)(5)(A)	Press release issued on December 23, 2010.*

(b)	Not applicable.

(d)(1)	Indenture, dated as of February 1, 2006, among the Company, United Air Lines, Inc. and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed on February 1, 2006).

(d)(2)	First Supplement to Indenture, dated as of February 16, 2006, among the Company, United Air Lines, Inc. and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on February 21, 2006).

(g)	Not applicable.

(h)	Not applicable.

*Previously filed.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2011	United Continental Holdings, Inc.

	By:	/s/ Zane C. Rowe
	Name:	Zane C. Rowe
	Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)	Company Notice to Holders of the 5% Senior Convertible Notes due 2021, dated December 23, 2010.*

(a)(5)(A)	Press release issued on December 23, 2010.*

(b)	Not applicable.

(d)(1)	Indenture, dated as of February 1, 2006, among the Company, United Air Lines, Inc. and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed on February 1, 2006).

(d)(2)	First Supplement to Indenture, dated as of February 16, 2006, among the Company, United Air Lines, Inc. and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on February 21, 2006).

(g)	Not applicable.

(h)	Not applicable.

*Previously filed